UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

FORM 11-K
________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURTIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _______

Commission file number 1-15321
________________

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

John Morrell & Co. Salaried Employees Incentive Savings Plan

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430

JOHN MORRELL & CO. SALARIED EMPLOYEES INCENTIVE SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

Participants and Plan Administrator
John Morrell & Co. Salaried Employees Incentive Savings Plan

We have audited the accompanying statements of net assets available for benefits of John Morrell & Co. Salaried Employees Incentive Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. GAAP.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Goodman & Company, L.L.P.

Norfolk, Virginia
June 29, 2010

John Morrell & Co. Salaried Employees Incentive Savings Plan

Statements of Net Assets Available for Benefits

December 31,	2009	2008

Investments - at fair value	$96,821,011	$80,769,227
Receivables
Participant contributions	288,717	220,735
Employer contribution	90,533	66,560
Total receivables	379,250	287,295
Due to brokers	-	(443,628)
Net assets available for benefits - at fair value	97,200,261	80,612,894
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(27,871)	886,760
Net assets available for benefits	$97,172,390	$81,499,654

The accompanying notes are an integral part of these financial statements.

John Morrell & Co. Salaried Employees Incentive Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$14,079,767
Interest and dividends	1,936,118
16,015,885
Contributions
Participant	8,660,631
Employer	2,887,578
Rollover	215,464
11,763,673
Total additions	27,779,558
Deductions from net assets attributed to
Benefits paid to participants	13,393,460
Administrative expenses	71,150
Total deductions	13,464,610
Transfers between retirement plans, net	1,357,788
Net change	15,672,736
Net assets available for benefits
Beginning of year	81,499,654
End of year	$97,172,390

The accompanying notes are an integral part of these financial statements.

John Morrell & Co. Salaried Employees Incentive Savings Plan

Notes to Financial Statements

December 31, 2009 and 2008

1.	Description of Plan

The following description of the John Morrell & Co. Salaried Employees Incentive Savings Plan (Plan) provides general information only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by John Morrell & Co. (Company), a wholly owned subsidiary of Smithfield Foods, Inc.  Eligibility requirements for 401(k) and matching contributions are 90 days of service and attainment of age 18.  To be eligible for discretionary profit sharing contributions a participant must have completed a year of service, as defined in the Plan, and attained age 18.  Certain employees of Armour-Eckrich Meats LLC are eligible to participate in the plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

Contributions

Each year, participants may contribute up to 50 percent of pre-tax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans and certain individual retirement accounts.  The Company may make matching contributions and/or profit sharing contributions at the option of the Company’s board of directors.  Participants direct the investment of all contributions into various options offered by the Plan.  Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company contribution portion of their accounts is based on a five-year vesting schedule.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.  Loan terms extend to five years for general purpose loans and to ten years for the purchase of a home.  Participants are limited to one outstanding loan at any point in time.  The loans are secured by the balance in the participant’s account and bear interest at one percent above the prime rate at the end of the quarter in which the loan was taken.  As of December 31, 2009, interest rates ranged from 4.25 percent to 10.50 percent.  Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Generally, on termination of service a participant may elect to receive the value of his or her account as a lump sum distribution.

Forfeitures

As of December 31, 2009 and 2008, forfeited nonvested accounts totaled $256,405 and $108,682, respectively.  These accounts will be used to reduce Company contributions and pay Plan expenses.  No forfeitures were used to reduce the Company contributions.

2.	Summary of Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates and assumptions.

Investment Contracts

In accordance with current accounting standards, investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the standards, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income on participant loans is recorded when received.  Other interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Operating Expenses

Certain expenses of maintaining the Plan are paid by the Company. Expenses relating to specific participant transactions, such as participant loans, are charged directly to the participant’s account.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	December 31,
	2009	2008

Smithfield Stable Value Fund - contract value, 1,518,627 and 1,592,095 units, respectively	$18,204,577	$18,459,493
Wells Fargo Advantage Small Cap Value Fund, 296,244 and 286,730 shares, respectively	8,125,985	5,204,156
Wells Fargo Advantage Government Securities Fund, 678,453 and 684,385 shares, respectively	7,232,312	7,377,671
Wells Fargo Advantage Outlook Today 2020 I Fund, 546,527 and 545,762 shares, respectively	6,940,893	5,932,435
Wells Fargo BGI Collective S&P Index High Balance Fund, 128,555 and 141,142 units, respectively	6,651,462	5,759,993
American Funds EuroPacific Growth Fund (R4), 155,112 and 148,521 shares, respectively	5,850,823	4,093,249
Smithfield Foods, Inc. common stock, 384,758 and 367,711 shares, respectively	5,844,474	5,173,694
Wells Fargo Advantage Capital Growth Fund, 354,658 shares	4,968,764	*

* Investment does not represent 5 percent of net assets available for benefits at the end of the year.

During 2009, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$10,769,977
Common collective trust	2,006,412
Group variable annuity	126,421
Common stock	1,176,957
$14,079,767

4.	Investment Contract with Insurance Company

In 2005, the Plan entered into a benefit-responsive investment contract with Principal Life Insurance Company (Principal).  Principal maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.  The contract is included as part of the Smithfield Stable Value Fund.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  Contract value, as reported to the Plan by Principal, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is 3.14%.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, or (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan.  The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.  The contract matured on December 31, 2009.

The following summarizes the relevant information regarding the Smithfield Stable Value Fund:

December 31, 2009	Major Credit Ratings	Investments at Fair Value	Adjustment to Contract Value

Principal guaranteed interest contract	Moody’s/S & P Aa3/A+	$682,767	$-
Wells Fargo Stable Value Fund G	N/A	17,549,681	(27,871)
		$18,232,448	$(27,871)

December 31, 2008	Major Credit Ratings	Investments at Fair Value	Adjustment to Contract Value

Principal guaranteed interest contract	Moody’s/S & P Aa3/A+	$1,562,842	$(9,253)
Wells Fargo Stable Value Fund G	N/A	16,009,892	896,013
		$17,572,734	$886,760

	2009	2008
Average yields:
Based on actual earnings	3.39%	5.09%
Based on interest rate credited to participants	3.31%	4.00%

5.	Fair Value Measurements

Financial Accounting Standards Board Accounting Standards Codification No. 820 (formerly Statement No. 157, Fair Value Measurements), establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under the standard are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Collective trusts: Valued at the closing NAV (or unit value) of the units held by the Plan at year end based on information reported by the investment advisor using the audited financial statements of the collective trust at year end.

Guaranteed investment contracts: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit‐worthiness of the issuer.

Participant loans: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds:
Target date	$19,161,337	$-	$-	$19,161,337
Bond	11,457,613	-	-	11,457,613
Large cap	10,424,488	-	-	10,424,488
Small cap	8,125,985	-	-	8,125,985
International	5,850,823	-	-	5,850,823
Mid cap	5,433,787	-	-	5,433,787
Total mutual funds	60,454,033	-	-	60,454,033

Smithfield Foods, Inc. common stock	5,844,474	-	-	5,844,474
Self-directed brokerage	1,522,338	402,274	-	1,924,612
Collective trusts	-	24,518,360	-	24,518,360
Guaranteed investment contracts	-	-	1,424,098	1,424,098
Participant loans	-	-	2,655,434	2,655,434
Total assets at fair value	$67,820,845	$24,920,634	$4,079,532	$96,821,011

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds:
Target date	$15,196,740	$-	$-	$15,196,738
Bond	10,022,126	-	-	10,022,126
Large cap	8,216,337	-	-	8,216,337
Small cap	5,204,156	-	-	5,204,156
International	4,093,249	-	-	4,093,249
Mid cap	2,987,317	-	-	2,987,317
Total mutual funds	45,719,925	-	-	45,719,923

Smithfield Foods, Inc. common stock	5,173,693	-	-	5,173,693
Self-directed brokerage	2,903,252	-	-	2,903,252
Collective trusts	-	21,954,022	-	21,954,022
Guaranteed investment contracts	-	-	2,222,363	2,222,363
Participant loans	-	-	2,795,972	2,795,972
Total assets at fair value	$53,796,870	$21,954,022	$5,018,335	$80,769,227

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for 2009.

	Participant Loans	Guaranteed Investment Contracts

Balance – beginning of year	$2,795,972	$2,222,363
Unrealized gains	-	117,168
Interest credited	-	20,730
Issuances and settlements, net	(140,538)	(936,163)
Balance – end of year	$2,655,434	$1,424,098

6.	Related Party Transactions

The Plan invests in certain funds managed by the trustee or its affiliate and Smithfield Foods, Inc. common stock, and in participant directed brokerage accounts through the trustee, Wells Fargo, N.A. Administrative fees paid to Wells Fargo, N.A. by the plan amounted to $71,150 for 2009.  As of December 31, 2009 and 2008, the Plan held 384,758 and 367,711 shares, respectively, of Smithfield Foods, Inc. common stock.  As described in Note 4, the Plan invests in the Smithfield Stable Value Fund.

7.	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated October 23, 2008 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The determination letter is subject to adoption of proposed amendments included in the September 23, 2008 application for determination. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.

8.	Transfer of Assets

Transfers of assets between plans generally occur if a change in the employment status of an employee, who participates in a Smithfield-sponsored retirement plan, causes the employee to change plans due to eligibility requirements. Transfer activity for the year ended December 31, 2009 was as follows:

Assets transferred to the Plan from Smithfield Foods, Inc. 401(k) Plan, net	$1,194,411
Assets transferred to the Plan from Smithfield Foods, Inc. Bargaining 401(k) Plan, net	163,377
$1,357,788

9.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants would become 100 percent vested in their employer contributions.

10.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

* * * * *

			Supplemental Schedule
John Morrell & Co. Salaried Employees Incentive Savings Plan

Schedule of Assets (Held at End of Year)
Schedule H, Line 4i

EIN 36-2332471 Plan 003

December 31, 2009
Identity of issue,		Description of investment
borrower, lessor		including maturity date, rate of interest,		Current
or similar party		collateral, par, or maturity value		value

*	Smithfield Foods, Inc.	1,518,627	units of Smithfield Stable Value Fund - contract value	$18,204,577
*	Wells Fargo	296,244	shares of Advantage Small Cap Value Fund	8,125,985
*	Wells Fargo	678,453	shares of Advantage Government Securities Fund	7,232,312
*	Wells Fargo	546,527	shares of Advantage Outlook Today 2020 I Fund	6,940,893
*	Wells Fargo	128,555	units of BGI S&P 500 Index High Balance Fund	6,651,462
	American Funds	155,112	shares of Europacific Growth Fund (R4)	5,850,823
*	Smithfield Foods, Inc.	384,758	shares of common stock	5,844,474
*	Wells Fargo	354,658	shares of Advantage Capital Growth Fund	4,968,764
*	Pimco	391,232	shares of Total Return Fund	4,225,301
*	Wells Fargo	317,602	shares of Advantage DJ Target 2010 Fund	3,827,104
	Columbia	158,220	shares of Acorn Select-Z Fund	3,699,176
*	Wells Fargo	282,914	shares of Advantage Outlook Today 2030 I Fund	3,632,617
	Davis	101,406	shares of NY Venture Fund	3,141,560
	MFS	111,419	shares of Value A Fund	2,314,164
*	Wells Fargo	154,341	shares of Advantage Outlook Today 2040 I Fund	2,151,509
*	Wells Fargo	190,660	shares of Advantage DJ Target Today Fund	1,935,197
*	Wells Fargo	Personal Choice Retirement Account (self-direct brokerage accounts)		1,924,612
	Riversource	267,687	shares of Mid-Cap Value Fund R4	1,734,611
	Clear Course	85,800	units of Group Variable Annuity	741,331
*	Wells Fargo	82,600	shares of Advantage Outlook Today 2050 I Fund	674,017
*	Wells Fargo	317,217	shares of Short Term Investment Fund G	317,217
*	Participant loans	Maturing through September 2017, interest rates ranging from 4.25% to 10.5%, collateralized by participant accounts		2,655,434
				$96,793,140

MFS -  Massachusetts Financial Services

* - Identified as a party-in-interest

See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JOHN MORRELL & CO. SALARIED EMPLOYEES INCENTIVE SAVINGS PLAN
(Smithfield Foods, Inc. as Plan Administrator)

Date: June 29, 2010	/s/ Michael H. Cole
Michael H. Cole
Vice President, Chief Legal Officer and Secretary

EXHIBIT INDEX

Exhibit 23	Consent of Independent Registered Public Accounting Firm